FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Three months ended June 30, 2025.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-283915) of the registrant, filed with the SEC on December 19, 2024 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Three Months Ended June 30, 2025 (U.S. GAAP)

Date:	July 29, 2025
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Akihiro Koseki Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the three months ended June 30
	2024		2025
		% Change from June 30, 2023		% Change from June 30, 2024
Total revenue	1,217,885	36.3%	1,156,588	(5.0%)
Net revenue	454,442	30.2%	523,315	15.2%
Income before income taxes	102,931	122.3%	160,282	55.7%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	68,938	195.5%	104,565	51.7%
Comprehensive income	189,295	49.9%	61,629	(67.4%)
Basic-Net income attributable to NHI shareholders per share (Yen)	23.33		35.19
Diluted-Net income attributable to NHI shareholders per share (Yen)	22.36		34.04
Return on shareholders’ equity - annualized	8.1%		12.0%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At June 30
	2025	2025
Total assets	56,802,170	58,101,087
Total equity	3,580,999	3,588,951
Total NHI shareholders’ equity	3,470,879	3,476,014
Total NHI shareholders’ equity as a percentage of total assets	6.1%	6.0%
Total NHI shareholders’ equity per share (Yen)	1,174.10	1,177.31

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2025	2026	2026 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	23.00	—	Unconfirmed
At December 31	—	—	—
At March 31	34.00	—	Unconfirmed
For the year	57.00	—	Unconfirmed

Note: Fiscal year 2026 Q2 and Q4 dividends are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2026”.

3. Earnings Forecasts for the year ending March 31, 2026

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Significant changes in the scope of consolidation during the period: None

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : Yes

  b)  Changes in accounting policies due to other than a) : None

Note) Please refer to P.10 “2. Quarterly Consolidated Financial Statements (4) Changes in Accounting Policies” for further details.

(4) Number of shares issued (common stock)

	At March 31	At June 30
	2025	2025
Number of shares outstanding (including treasury stock)	3,163,562,601	3,163,562,601
Number of treasury stock	207,351,636	211,064,772

	For the three months ended June 30
	2024	2025
Average number of shares outstanding (year-to-date)	2,954,604,002	2,971,653,091

*Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm: None

*Proper use of earnings forecasts, and other special matters

We voluntarily have engaged our independent auditor to conduct a review of the quarterly consolidated financial statements. We plan to release the quarterly financial statements with the accompanying review report on August 7, 2025.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Changes in Accounting Policies	P. 10
(5) Segment Information – Operating Segment	P. 10
(6) Significant Changes in Equity	P. 12
(7) Note with respect to the Assumption as a Going Concern	P. 13
(8) Note with respect to Consolidated Statements of Cash Flows	P. 13

3. Supplementary Information	P. 14

(1) Consolidated Statements of Income – Quarterly Comparatives	P. 14
(2) Business Segment Information – Quarterly Comparatives	P. 15
(3) Other	P. 16

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	454.4	523.3	15.2
Non-interest expenses	351.5	363.0	3.3

Income (loss) before income taxes	102.9	160.3	55.7
Income tax expense	31.5	52.8	67.7

Net income (loss)	71.4	107.5	50.5

Less: Net income (loss) attributable to noncontrolling interests	2.5	2.9	16.6

Net income (loss) attributable to NHI shareholders	68.9	104.6	51.7

Return on shareholders’ equity - annualized	8.1%	12.0%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 523.3 billion yen for the three months ended June 30, 2025, an increase of 15.2% from the same period in the prior year. Non-interest expenses increased by 3.3% from the same period in the prior year to 363.0 billion yen. Income before income taxes was 160.3 billion yen and net income attributable to NHI shareholders was 104.6 billion yen for the three months ended June 30, 2025.

 Segment Information

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	453.2	523.4	15.5
Non-interest expenses	351.5	363.0	3.3

Income (loss) before income taxes	101.7	160.4	57.7

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the three months ended June 30, 2025 was 523.4 billion yen, an increase of 15.5% from the same period in the prior year. Non-interest expenses increased by 3.3% from the same period in the prior year to 363.0 billion yen. Income before income taxes increased by 57.7% to 160.4 billion yen for the three months ended June 30, 2025. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

On April 1, 2025, the Banking Division was newly established. As a result, the prior period amounts have been reclassified to conform to the current year presentation.

 Operating Results of Wealth Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	109.7	105.8	(3.6)
Non-interest expenses	68.5	67.0	(2.2)

Income (loss) before income taxes	41.2	38.8	(5.9)

Net revenue decreased by 3.6% from the same period in the prior year to 105.8 billion yen. Non-interest expenses decreased by 2.2% to 67.0 billion yen. As a result, income before income taxes decreased by 5.9% to 38.8 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	47.7	50.6	6.1
Non-interest expenses	24.5	29.0	18.6

Income (loss) before income taxes	23.2	21.5	(7.1)

Net revenue increased by 6.1% from the same period in the prior year to 50.6 billion yen. Non-interest expenses increased by 18.6% to 29.0 billion yen. As a result, income before income taxes decreased by 7.1% to 21.5 billion yen. Assets under management were 94.3 trillion yen as of June 30, 2025.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	244.8	261.1	6.6
Non-interest expenses	223.7	219.2	(2.0)

Income (loss) before income taxes	21.1	41.9	98.4

Net revenue increased by 6.6% from the same period in the prior year to 261.1 billion yen. Non-interest expenses decreased by 2.0% to 219.2 billion yen. As a result, income before income taxes increased by 98.4% to 41.9 billion yen.

 Operating Results of Banking

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	11.2	12.8	14.4
Non-interest expenses	7.2	9.2	28.2

Income (loss) before income taxes	4.0	3.6	(10.4)

Net revenue increased by 14.4% from the same period in the prior year to 12.8 billion yen. Non-interest expenses increased by 28.2% to 9.2 billion yen. As a result, income before income taxes decreased by 10.4% to 3.6 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue	39.7	93.2	134.4
Non-interest expenses	27.6	38.6	39.8

Income (loss) before income taxes	12.2	54.6	349.1

Net revenue was 93.2 billion yen, primarily due to profits related to the sale of land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, recorded in April 2025. Income before income taxes was 54.6 billion yen.

(2)	Consolidated Financial Position

Total assets as of June 30, 2025 were 58,101.1 billion yen, an increase of 1,298.9 billion yen compared to March 31, 2025, mainly due to the increase in Trading assets. Total liabilities as of June 30, 2025 were 54,512.1 billion yen, an increase of 1,291.0 billion yen compared to March 31, 2025, mainly due to the increase in Trading liabilities. Total equity as of June 30, 2025 was 3,589.0 billion yen, an increase of 8.0 billion yen compared to March 31, 2025.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

Nomura’s quarterly consolidated financial statements, which comprise the consolidated balance sheet, consolidated statement of income, consolidated statement of comprehensive income and notes, have been prepared in accordance with Article 5, Paragraph 4 of the Tokyo Stock Exchange Inc. and Nagoya Stock Exchange Inc.’s Standards for the Preparation of Quarterly Financial Statements (the Standards) and accounting principles generally accepted in the United States, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards.

The quarterly consolidated financial statements herein have been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2025) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2025) for the year ended March 31, 2025, with the exception of matters described in (4) Changes in Accounting Policies.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2025	June 30, 2025	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	4,424,462	4,983,234	558,772
Time deposits	642,388	569,880	(72,508)
Deposits with stock exchanges and other segregated cash	447,846	494,678	46,832

Total cash and cash deposits	5,514,696	6,047,792	533,096

Loans and receivables:
Loans receivable	6,025,008	6,146,160	121,152
Receivables from customers	410,722	379,901	(30,821)
Receivables from other than customers	1,030,023	976,170	(53,853)
Allowance for credit losses	(16,920)	(16,702)	218

Total loans and receivables	7,448,833	7,485,529	36,696

Collateralized agreements:
Securities purchased under agreements to resell	14,004,757	12,964,351	(1,040,406)
Securities borrowed	4,658,828	4,346,746	(312,082)

Total collateralized agreements	18,663,585	17,311,097	(1,352,488)

Trading assets and private equity and debt investments:
Trading assets*	22,372,339	24,233,906	1,861,567
Private equity and debt investments*	151,710	153,785	2,075

Total trading assets and private equity and debt investments	22,524,049	24,387,691	1,863,642

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 546,117 million as of March 31, 2025 and ¥ 534,830 million as of June 30, 2025)	436,454	414,971	(21,483)
Non-trading debt securities*	485,290	558,924	73,634
Investments in equity securities*	98,401	96,963	(1,438)
Investments in and advances to affiliated companies*	506,389	508,806	2,417
Other	1,124,473	1,289,314	164,841

Total other assets	2,651,007	2,868,978	217,971

Total assets	56,802,170	58,101,087	1,298,917

*	Including securities pledged as collateral

Millions of yen
March 31, 2025	June 30, 2025	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,117,292	1,322,134	204,842
Payables and deposits:
Payables to customers	1,377,222	1,545,461	168,239
Payables to other than customers	2,766,112	2,501,203	(264,909)
Deposits received at banks	3,105,581	3,085,645	(19,936)

Total payables and deposits	7,248,915	7,132,309	(116,606)

Collateralized financing:
Securities sold under agreements to repurchase	16,287,758	15,378,015	(909,743)
Securities loaned	1,964,682	1,679,632	(285,050)
Other secured borrowings	393,420	341,410	(52,010)

Total collateralized financing	18,645,860	17,399,057	(1,246,803)

Trading liabilities	11,378,828	13,281,663	1,902,835
Other liabilities	1,456,598	1,448,150	(8,448)
Long-term borrowings	13,373,678	13,928,823	555,145

Total liabilities	53,221,171	54,512,136	1,290,965

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,163,562,601 shares as of March 31, 2025 and
3,163,562,601 shares as of June 30, 2025
Outstanding	-	2,956,210,965 shares as of March 31, 2025 and
2,952,497,829 shares as of June 30, 2025	594,493	594,493	—
Additional paid-in capital	704,877	670,541	(34,336)
Retained earnings	1,867,379	1,963,109	95,730
Accumulated other comprehensive income (loss)	447,808	401,525	(46,283)

Total NHI shareholders’ equity before treasury stock	3,614,557	3,629,668	15,111
Common stock held in treasury, at cost -
207,351,636 shares as of March 31, 2025 and
211,064,772 shares as of June 30, 2025	(143,678)	(153,654)	(9,976)

Total NHI shareholders’ equity	3,470,879	3,476,014	5,135

Noncontrolling interests	110,120	112,937	2,817

Total equity	3,580,999	3,588,951	7,952

Total liabilities and equity	56,802,170	58,101,087	1,298,917

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024(A)	June 30, 2025(B)
Revenue:
Commissions	102,750	100,606	(2.1)
Fees from investment banking	41,251	38,357	(7.0)
Asset management and portfolio service fees	90,333	92,855	2.8
Net gain on trading	131,994	142,239	7.8
Gain on private equity and debt investments	3,153	6,330	100.8
Interest and dividends	788,550	649,561	(17.6)
Gain (loss) on investments in equity securities	1,442	(377)	—
Other	58,412	127,017	117.5

Total revenue	1,217,885	1,156,588	(5.0)
Interest expense	763,443	633,273	(17.1)

Net revenue	454,442	523,315	15.2

Non-interest expenses:
Compensation and benefits	184,510	186,310	1.0
Commissions and floor brokerage	43,629	44,778	2.6
Information processing and communications	55,769	57,164	2.5
Occupancy and related depreciation	17,635	15,965	(9.5)
Business development expenses	6,572	6,992	6.4
Other	43,396	51,824	19.4

Total non-interest expenses	351,511	363,033	3.3

Income before income taxes	102,931	160,282	55.7
Income tax expense	31,498	52,808	67.7

Net income	71,433	107,474	50.5

Less: Net income attributable to noncontrolling interests	2,495	2,909	16.6

Net income attributable to NHI shareholders	68,938	104,565	51.7

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	23.33	35.19	50.8

Diluted-
Net income attributable to NHI shareholders per share	22.36	34.04	52.2

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024(A)	June 30, 2025(B)
Net income	71,433	107,474	50.5
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	113,443	(40,858)	—
Deferred income taxes	(1,608)	1,258	—

Total	111,835	(39,600)	—

Defined benefit pension plans:
Pension liability adjustment	(1,797)	(4,197)	—
Deferred income taxes	578	(3)	—

Total	(1,219)	(4,200)	—

Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	(103)	565	—
Deferred income taxes	32	(178)	—

Total	(71)	387	—

Own credit adjustments:
Own credit adjustments	9,856	(3,880)	—
Deferred income taxes	(2,539)	1,448	—

Total	7,317	(2,432)	—

Total other comprehensive income (loss)	117,862	(45,845)	—

Comprehensive income	189,295	61,629	(67.4)
Less: Comprehensive income attributable to noncontrolling interests	3,983	3,347	(16.0)

Comprehensive income attributable to NHI shareholders	185,312	58,282	(68.5)

(4) Changes in Accounting Policies

Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Updates (“ASU”) No. 2023-08 “Intangibles—Goodwill and Other—Crypto Asset: Accounting for and Disclosure of Crypto Assets” which requires all in-scope crypto assets be subsequently measured at fair value at each reporting period through earnings. The ASU requires presentation of in-scope crypto assets separately from other intangible assets in the balance sheet and any changes from the remeasurement of in-scope crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The ASU also introduces new disclosure requirements for in-scope crypto assets applicable to all entities. Nomura has applied this new accounting policy based on a modified retrospective approach from April 1, 2025. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

(5) Segment Information – Operating Segment

Nomura’s Chief Operating Decision Maker is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments. The EMB reviews business segment results including Net revenue, Non-interest expenses, and Income before income taxes on a regular basis. The EMB uses these measures along with certain segment-specific Key Performance Indicators (KPIs) and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net revenue

Business segment information:
Wealth Management	109,716	105,796	(3.6)
Investment Management	47,670	50,574	6.1
Wholesale	244,846	261,072	6.6
Banking	11,232	12,845	14.4

Subtotal	413,464	430,287	4.1
Other	39,739	93,160	134.4

Net revenue	453,203	523,447	15.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(132)	—

Net revenue	454,442	523,315	15.2

Non-interest expenses (*1)

Business segment information:
Wealth Management	68,517	67,041	(2.2)
Investment Management	24,491	29,047	18.6
Wholesale	223,725	219,164	(2.0)
Banking	7,200	9,231	28.2

Subtotal	323,933	324,483	0.2
Other	27,578	38,550	39.8

Non-interest expenses	351,511	363,033	3.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	351,511	363,033	3.3

Income (loss) before income taxes

Business segment information:
Wealth Management	41,199	38,755	(5.9)
Investment Management	23,179	21,527	(7.1)
Wholesale	21,121	41,908	98.4
Banking	4,032	3,614	(10.4)

Subtotal	89,531	105,804	18.2
Other (*2)	12,161	54,610	349.1

Income (loss) before income taxes	101,692	160,414	57.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(132)	—

Income (loss) before income taxes	102,931	160,282	55.7

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the three months ended		(B-A)/(A)
	June 30, 2024 (A)	June 30, 2025 (B)
Net gain (loss) related to economic hedging transactions	(2,853)	1,067	—
Realized gain (loss) on investments in equity securities held for operating purposes	—	5	—
Equity in earnings of affiliates	14,800	12,321	(16.8)
Corporate items	5,519	(11,637)	—
Other	(5,305)	52,854	—

Total	12,161	54,610	349.1

Note) Prior period amounts have been reclassified to conform to the current year presentation.

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the three months ended June 30, 2025
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	704,877
Stock-based compensation awards	(34,321)
Changes in an affiliated company’s interests	(15)

Balance at end of period	670,541

Retained earnings
Balance at beginning of year	1,867,379
Net income attributable to NHI shareholders	104,565
Loss on disposal of treasury stock	(8,835)

Balance at end of period	1,963,109

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	407,977
Net change during the period	(40,038)

Balance at end of period	367,939

Defined benefit pension plans
Balance at beginning of year	(7,105)
Pension liability adjustment	(4,200)

Balance at end of period	(11,305)

Non-trading debt securities
Balance at beginning of year	(1,147)
Net unrealized gain on non-trading debt securities	387

Balance at end of period	(760)

Own credit adjustments
Balance at beginning of year	48,083
Own credit adjustments	(2,432)

Balance at end of period	45,651

Balance at end of period	401,525

Common stock held in treasury
Balance at beginning of year	(143,678)
Repurchases of common stock	(41,935)
Sale of common stock	0
Common stock issued to employees	31,959

Balance at end of period	(153,654)

Total NHI shareholders’ equity

Balance at end of period	3,476,014

Noncontrolling interests
Balance at beginning of year	110,120
Net change during the period	2,817

Balance at end of period	112,937

Total equity

Balance at end of period	3,588,951

(7) Note with respect to the Assumption as a Going Concern

Not applicable.

(8) Note with respect to Consolidated Statements of Cash Flows

The following table shows depreciation and amortization for the three months ended June 30, 2024 and 2025.

	Millions of yen
	For the three months ended
	June 30, 2024	June 30, 2025
Depreciation and amortization	16,112	15,407

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2025
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025(A)	June 30, 2025(B)	(B-A)/(A)
Revenue:
Commissions	102,750	101,363	102,630	100,268	100,606	0.3	407,011
Fees from investment banking	41,251	53,335	64,375	53,273	38,357	(28.0)	212,234
Asset management and portfolio service fees	90,333	93,848	97,209	96,806	92,855	(4.1)	378,196
Net gain on trading	131,994	147,711	142,013	158,381	142,239	(10.2)	580,099
Gain on private equity and debt investments	3,153	1,598	1,641	1,242	6,330	409.7	7,634
Interest and dividends	788,550	762,958	745,459	630,894	649,561	3.0	2,927,861
Gain (loss) on investments in equity securities	1,442	(2,554)	1,610	(54)	(377)	—	444
Other	58,412	83,307	43,001	38,544	127,017	229.5	223,264

Total revenue	1,217,885	1,241,566	1,197,938	1,079,354	1,156,588	7.2	4,736,743
Interest expense	763,443	758,239	695,957	626,619	633,273	1.1	2,844,258

Net revenue	454,442	483,327	501,981	452,735	523,315	15.6	1,892,485

Non-interest expenses:
Compensation and benefits	184,510	184,671	190,888	172,321	186,310	8.1	732,390
Commissions and floor brokerage	43,629	45,325	43,645	44,853	44,778	(0.2)	177,452
Information processing and communications	55,769	56,741	54,431	60,077	57,164	(4.8)	227,018
Occupancy and related depreciation	17,635	16,810	17,885	17,836	15,965	(10.5)	70,166
Business development expenses	6,572	5,981	6,807	7,695	6,992	(9.1)	27,055
Other	43,396	40,789	50,046	52,209	51,824	(0.7)	186,440

Total non-interest expenses	351,511	350,317	363,702	354,991	363,033	2.3	1,420,521

Income before income taxes	102,931	133,010	138,279	97,744	160,282	64.0	471,964
Income tax expense	31,498	35,304	34,137	23,770	52,808	122.2	124,709

Net income	71,433	97,706	104,142	73,974	107,474	45.3	347,255

Less: Net income (loss) attributable to noncontrolling interests	2,495	(681)	2,701	2,004	2,909	45.2	6,519

Net income attributable to NHI shareholders	68,938	98,387	101,441	71,970	104,565	45.3	340,736

	Yen					% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	23.33	33.30	34.32	24.35	35.19	44.5	115.30

Diluted-
Net income attributable to NHI shareholders per share	22.36	32.26	33.08	23.39	34.04	45.5	111.03

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025(A)	June 30, 2025(B)	(B-A)/(A)	March 31, 2025
Net revenue

Business segment information:
Wealth Management	109,716	112,301	111,611	99,923	105,796	5.9	433,551
Investment Management	47,670	56,087	45,711	43,005	50,574	17.6	192,473
Wholesale	244,846	263,381	290,523	259,188	261,072	0.7	1,057,938
Banking	11,232	12,245	12,274	11,421	12,845	12.5	47,172

Subtotal	413,464	444,014	460,119	413,537	430,287	4.1	1,731,134
Other	39,739	42,545	41,244	39,372	93,160	136.6	162,900

Net revenue	453,203	486,559	501,363	452,909	523,447	15.6	1,894,034

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	—	(1,549)

Net revenue	454,442	483,327	501,981	452,735	523,315	15.6	1,892,485

Non-interest expenses (*1)

Business segment information:
Wealth Management	68,517	68,061	66,792	63,999	67,041	4.8	267,369
Investment Management	24,491	24,152	26,773	27,466	29,047	5.8	102,882
Wholesale	223,725	218,087	228,162	221,682	219,164	(1.1)	891,656
Banking	7,200	7,632	7,612	8,371	9,231	10.3	30,815

Subtotal	323,933	317,932	329,339	321,518	324,483	0.9	1,292,722
Other	27,578	32,385	34,363	33,473	38,550	15.2	127,799

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	2.3	1,420,521

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—

Non-interest expenses	351,511	350,317	363,702	354,991	363,033	2.3	1,420,521

Income (loss) before income taxes

Business segment information:
Wealth Management	41,199	44,240	44,819	35,924	38,755	7.9	166,182
Investment Management	23,179	31,935	18,938	15,539	21,527	38.5	89,591
Wholesale	21,121	45,294	62,361	37,506	41,908	11.7	166,282
Banking	4,032	4,613	4,662	3,050	3,614	18.5	16,357

Subtotal	89,531	126,082	130,780	92,019	105,804	15.0	438,412
Other (*2)	12,161	10,160	6,881	5,899	54,610	825.8	35,101

Income (loss) before income taxes	101,692	136,242	137,661	97,918	160,414	63.8	473,513

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	1,239	(3,232)	618	(174)	(132)	—	(1,549)

Income (loss) before income taxes	102,931	133,010	138,279	97,744	160,282	64.0	471,964

(*1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
(*2)	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen					% Change	Millions of yen
	For the three months ended						For the year ended March 31, 2025
	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025(A)	June 30, 2025(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(2,853)	1,826	(7,014)	2,232	1,067	(52.2)	(5,809)
Realized gain (loss) on investments in equity securities held for operating purposes	—	496	645	334	5	(98.5)	1,475
Equity in earnings of affiliates	14,800	11,551	15,200	9,670	12,321	27.4	51,221
Corporate items	5,519	(5,332)	(954)	(5,117)	(11,637)	—	(5,884)
Other	(5,305)	1,619	(996)	(1,220)	52,854	—	(5,902)

Total	12,161	10,160	6,881	5,899	54,610	825.8	35,101

Note) Prior period amounts have been reclassified to conform to the current year presentation.

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/en/company/group/nsc/nsc/main/019/teaserItems2/0/linkList/0/link/2026_1q.pdf